

Mail Stop 3030

June 4, 2009

<u>Via Facsimile and U.S. Mail</u>

Richard C. Coggins
Chief Financial Officer
Span-America Medical Systems, Inc.
70 Commerce Center
Greenville, South Carolina 29615

> **Re:** **Span-America Medical Systems, Inc.**
> **Form 10-K for the fiscal year ended September 27, 2008**
> **Form 10-Q for the quarterly period ended March 28, 2009**
> **File No. 0-11392**

Dear Mr. Coggins:

  We have reviewed your letter dated May 22, 2009 and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Form 10-Q for the quarterly period ended March 28, 2009</u>

<u>Note 6 – Impairment of Safety Catheter Assets, page 7</u>

1. We note from your response to prior comment 2. Please note the guidance in paragraph 30 of SFAS 144 which indicates that the criteria within that paragraph must continually be evaluated. As such, and given your disclosure that you have no offers pending and can give no assurance that your catheter assets will eventually be sold, please tell us how you have evaluated the criteria of paragraph 30 of SFAS 144 at each of September 27, 2008 and March 28, 2009. To the extent you believe you satisfy one of the conditions in paragraph 31 of SFAS 144, please explain to us how you have satisfied the condition and revise your disclosures in future filings accordingly.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief